DESCRIPTION OF CAPITAL STOCK

The Company has two authorized classes of capital stack under its Certificate of Incorporation (the “Certificate”), consisting of 100,000,000 shares of Common Stock, $.10 par value per share, and 10,000,000 shares of preferred stock, $.10 par value per share.  None of the preferred stock is issued or outstanding.

The preferred stock is issuable from time to time in one or more series, for such consideration and with such distinctive serial designations, dividend rates, redemption prices, liquidation rights, conversion rights, if any, voting rights, if any, sinking fund provisions, if any, dividend preferences, if any, and other special rights and qualifications, limitations or restrictions, all as may be determined by the Board of Directors consistent with the Certificate and with the laws of the State of Delaware.

Subject to the prior rights of the holders of any preferred stock which may hereafter be issued, holders of Common Stock are entitled (i) to receive such dividends as may be declared by the Board of Directors from funds legally available therefor, and (ii) upon any liquidation of the Company, to receive a pro rata share of assets available for distribution to stockholders.  Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders.  There are no redemption, conversion or sinking fund provisions applicable to the Common Stock, and the holders of Common Stock do not have any preemptive rights.  The shares of Common Stock outstanding or held in the Company’s treasury are fully paid and nonassessable.

The Transfer Agent and Registrar of the common stock is American Stock Transfer & Trust Company, LLC.